October 11, 2022

VIA EDGAR

Re:	Cazoo Group Ltd
Registration Statement on Form F-3
File No. 333-267724

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye
Dietrich King

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cazoo Group Ltd (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on October 12, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

CAZOO GROUP LTD

By:	/s/ Stephen Morana
	Name:	Stephen Morana
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]